Exhibit 99.1

Rubicon

SPACInsider Podcast

CORPORATE PARTICIPANTS

Nicholas Clayton - Author at SPACInsider

Marlena Haddad - Author at SPACInsider

Nate Morris - Founder and CEO of Rubicon Technologies

PRESENTATION

Nick Clayton

Hello, and welcome to another SPAC Insider Podcast. I’m Nick Clayton. And this week, my colleague Marlena Haddad and I will be speaking with Nate Morris, founder and CEO of Rubicon. Rubicon entered into a $1.7 billion deal with Founders back in December. Rubicon is bringing digitization to a waste management sector that has long resisted change.

We discuss how visibility is key in the new ESG landscape. Nate also walks through how garbage could be the next big tech play, and how the digital garbage man can reap dividends as the holder of new commodities. Take a listen.

So Nate, you know, one of the fun things about this show is just getting to talk to companies and industries that have been doing things a certain way forever, and they’re really turning that on its head. And there are a few industries older than waste management, it seems. So when did you first notice that there was a real opportunity in disrupting it?

Nate Morris

Well, waste is something that impacts all of us, as you know. And as a graduate student, I got particularly interested in the environment and started studying about where the environment was headed. And I figured that the environment is a pretty big topic. And someone who kind of came from the policy lens, I felt like that the government shouldn’t be in the business of picking winners and losers around the environmental propositions that are populating business. It should actually be the business leaders that really drive a lot of environmental change through the free market.

And this really started my wheels turning to think about, what are some of the categories that could be reimagined related to environmental impact? And waste management, as you pointed out, was one of the oldest. Waste is something that’s plagued humanity, really since since mankind first set foot on the earth. It’s been a challenge for all of us. And it’s really been done a in a very antiquated fashion prior to Rubicon.

I was really blown away that just as a graduate student doing research, that these multibillion dollar companies that had been public for a very long time, or at best running a DOS based system, when I started Rubicon. And for those of the listeners that maybe remember DOS, this is an operating system that was very prominent in the 1980s, very antiquated. And I also saw that there was still lots of fax machine use, people running business off of spreadsheets and phone calls, no real platform. And that’s what compelled me to start Rubicon, is the technology side, but also the environmental side.

One of the other things that I’ve learned about the space was, this is an industry that for generations. Wall Street has done incredibly well. It’s been an incredible stock for lots of people. But the challenge is, is that many of the big firms that Wall Street’s betting on, they’re tied to landfills to make most of their profit. And through these business models, we’re incentivizing more landfill volume, as opposed to finding ways to making commodities more recyclable and the trash that we throw away, go to a better spot and be more circular.

And I realized as an entrepreneur, that we need to be devoid of having assets, the truck or the landfill in order to be agnostic about what happens. And so really, the proposition was very simple from the very beginning. Let’s move in an environmental direction that makes more sense. Let’s use technology to digitize a space that was, in essence, operating like a utility. And let’s begin to move the industry away from these landfill assets. And really, that was the whole premise that built Rubicon initially from idea into a startup, and a startup that eventually got funded.

Nick Clayton

Totally. Interesting the ways in which Rubicon touches upon the ecosystem in a lot of different ways. But I guess, as maybe a first way into that, could you just sort of walk us through how the platform works from the perspective of the waste? Like, if a plastic bottle gets tossed into a trash can that is ultimately serviced by Rubicon, where does it go and how does it interact with your services?

Nate Morris

Rubicon is the world’s largest digital waste and recycling marketplace. And we are connecting digitally, thousands of independent haulers and connecting these haulers with waste generators, people that produce garbage, and marrying the two through product and through a seamless experience. So our clients could range from fortune 500 customers, midsize businesses, small businesses.

Now, that also includes cities as well over the last few years. But the big idea is that everyone needs garbage service to run their business. Everyone has to have the garbage taken out, and we’re able to arrange the service with these clients, sign long-term contracts. And through that process, the client gets a wonderful product experience, the ability to get real time data, the ability to see how much waste is being diverted from the landfill and have a product experience that mirrors that of any other product that you would engage with.

And through this network of independent haulers, most of them, again, don’t own their own landfill. So we’re able to find ways to extract commodity opportunities into more recycling that can generate revenue for the client. So things that were getting buried into the landfill with a previous provider prior to Rubicon, now, that same material could get recycled and could be transformed into revenue. And in some cases, we’ve also offset waste spends to actually be net positive, because so much revenue was created from the commodities that we were able to save and able to recycle as a result of this new business model.

Marlena Haddad

And so as you’ve mentioned, you have very different customer types at each stage of this process. Can you talk a bit more about who you’re directly serving at each stage, from waste services on through to your commodities exchange and smart city offerings?

Nate Morris

Absolutely. So we have a product, this is really the mainstay of the marketplace, which is Rubicon Connect. This is our commercial business. So we’re able to connect with brands like Walmart, or Starbucks or FedEx, who are some of our customers, and able to provide waste service for them. Then as a result of that, obviously getting to higher recycling rates, because of a business model that’s digital and that favors the ability to divert material away from the landfill.

We’re also able to go to cities as well. A city we just signed this year, the city of Houston. We’ve been working there for several months now in Houston. And I’m very proud, particularly of Houston because it’s so large, and it’s also home to some of the world’s largest waste companies. So I think that speaks volumes for the Rubicon opportunity. But Rubicon’s partnership with Amazon AWS is also very, very critical. Amazon has recently featured Rubicon in their documentary around the environment. This is available on Amazon Prime. You can see the Rubicon products that are running in cities. This is our Smart City product on full display. And this has been something that many cities have struggled with.

Most of the city and government infrastructure still around our country, lacks digitization. And so the opportunity to work with Rubicon, if you are a city like Houston, is to get higher rates of digitization, better project experience, also begin to aggregate data. So those city managers or the mayor, city council can also see where new recycling plants can get built, where new infrastructure needs to be built, if we need to buy new trucks, and then also using image recognition, to understand contamination levels at the ground floor of what’s being recycled and what’s not in a city or municipality.

Marlena Haddad

Right. And I imagine whether you’re serving a hauling operator or Walmart, or a city, that the terms and length of those relationships differ quite a bit. So can you talk a bit about how the scale and the length of those contracts differ and change over time?

Nate Morris

Typically, our contracts are three to five years. And Wall Street typically bets on a 12-year lifetime value for any waste contract. We believe ours is higher than that, because of the product experience and the engagement that we get with the customers in this new approach. And I think that as we all know that we have to be more responsible for our brands, that means all the material that’s coming out at the back of the house, that’s our responsibility to ensure that we are doing the right thing.

And I think companies are now seeing this. And they’re looking for long term engagement in order to get to their diversion goals and get to the recycling levels that I believe their stakeholders are now demanding to them, to say, hey, we can’t do it the old way, the way we used to do it.

I’ll give you an example. I think that Walmart has changed the game for the entire waste industry on many fronts. But one of the big ideas that they had early on, a guy named Lee Scott, he was their CEO in 2005, said, Walmart’s going to be landfill free by 2025. And that means that they had to remake aspects of their supply chain. They had to demand more of their partners and vendors and all their team members in order to get to this goal. And Walmart’s diversion rate across the United States now is over 80% because of this big goal.

And I think that many companies are now following Walmart’s lead, about, we have to be responsible for what’s at the back of our buildings, what we’re putting into the ground. Common sense will tell you that anything you bury in the ground is going to get into your food or your water supply, and it’s going to have long term repercussions for generations to come.

Nick Clayton

(INAUDIBLE) actually what I wanted to ask you next, which is the SEC has recently put a lot of focus on more heavily scrutinizing companies trying to toot an ESG horn without necessarily backing that up with a ton of evidence. So how does Rubicon fit into the changing landscape there, with presumably greater regulation coming in the future but also by giving companies a little more visibility into what they’re doing?

Nate Morris

Yeah. Rubicon’s values and its core mission has not changed since the founding of the business. Our mission is to end waste. And that’s really waste in all of its forms. That’s obviously garbage that we’re referring to, but that’s also wasted time, wasted money, wasted energy wasted human potential. And that’s really the mantra that drives the business day in and day out. And I think it’s because of that mission that we’ve been able to recruit folks from Silicon Valley, some of the best in tech to come and build aspects of Rubicon to bring to market.

And I think that mission has really galvanized us to be different, and to be a safe place for great talent that typically would never think about the waste category prior to Rubicon. But we were one of the first early adopters of certified B Corp, we’re now one of the largest certified B Corps in the world. So we did this in 2012, and so we’ve been living and breathing a lot of these aspects related to the environment, community, our governance, the way we run the company. And I think it makes for a much better company, a better well-oiled machine that as we become public, I think that we’ve been operating in a way, in a standard that most startups would never ever think about.

And I think that gives us a long-term advantage of being a great business. But also, you think about the systemic threats of business today, it really comes from culture. And I’m very proud that for the last five years, we’ve been certified as a great places to work. I think that’s a true reflection of sort of our employee happiness and engagement, and how they feel included and how they feel safe at Rubicon.

But I think, look, what whatever you want to call it ESG, environmental impact, our motto has not changed to end waste, and to drive recycling rates as high as possible. And we make sure that all of our data that we collect is certified by true cost, a third-party verifier of those metrics. So anything that we give to our customers, it’s not just Rubicon saying this, but it’s our third-party validation as well, that we’re ensuring that that information is correct before it gets over to our customers or our haulers.

Nick Clayton

Yeah. Great. And you’re touching upon the operation side. And I wanted to get into that too, and that your approach is to be asset light and dodge a lot of the overhead that legacy players take on this space. So from a margin standpoint, what are the things that you’re focusing on to get the most value out of your slice of this marketplace that you’ve created?

Nate Morris

You know, if you look at the industrial sector, this is the last sector of our economy, that’s really left that hasn’t been digitized in a big way. Most of anything else in our economy is really highly digital. It’s gotten away from the antiquated model, especially over the last decade with smartphones, but the industrial sector is a little bit different. And I call that out because waste is an industrial category.

We knew in order to play big, in order to win the category, not just to be another great company, but to win the category with this digital path and this digital choice that we’re giving the market and we’re giving haulers and we’re giving customers, we had to go out and get scale. And one of the things that we’ve been focused on for the last several years is building scale, to get adoption of our products, to get adoption of the technology. And we believe that those long-term profits are right around the corner of what we’ve been investing in. This is an industry that typically grows 1% to 2% a year. And we’ve far outpaced that with our growth trajectory over the last several years. And obviously, built the company that you see today in about a decade’s time, which is really burning it up from a growth perspective of what’s typically expected from a waste business.

And I think that that is a reflection of our need to get scale, our focus on scale, but also our focus on product and digitization and then also putting ourself in a position to not only monetize the waste for the immediate profit, but also think about those adjacent categories, commodity categories, like pallets, shrink wrap, cardboard, all these things that run alongside the core waste bill, or the waste product and productize those items as well. And now, Rubicon today has over 100 different commodity categories that we manage through our platform and through our marketplace.

And I think that’s very attractive for our customers. Because of that scale, we’ve been able to get more of what we call the share of wallet of business. And I think that’s going to make for a better seamless experience to our customers, one aggregation point of data, so you’re not getting multiple different streams of data. You’re able to report out on the back of the house from the industrial side with one language and one lens that’s being interpreted by the market.

Marlena Haddad

And I noticed in your materials that you have recently put a larger emphasis in terms of customer acquisition spending, but you’ve also had some success with inorganic growth. So how do you plan to balance those two? And what role do you see M&A playing for Rubicon moving forward?

Nate Morris

It’s a great question. We’ve done five acquisitions since the inception of Rubicon, been very, very successful. And we’re able to acquire aspects of the economy, that maybe the waste economy, that our competitors can’t or are unwilling to do. We’re able to buy these asset light players, fold them on to our digital platform, digitize these businesses and provide opportunities to aggregate their data, digitize the business, have a better product experience and also sell more of our products after acquisition. So I think that that’s very, very important, because it’s a one plus one equals three four Rubicon when these deals are folded onto our platform.

And think of these is not really traditional M&A. This is more of an asset purchase. Again, this is a space that’s grown 1% to 2% a year. So acquisition has been a mainstay of how you continue to grow your waste footprint in the category. But we’re also coupling that, I think, most importantly, with organic growth that I believe will exceed 20% year over year. And I think this makes for a great combination for our shareholders, that we’ve got the resiliency of an incredible growth model, but we also have the conservatism of using traditional M&A and being able to fold that back onto our platform. So we can get to scale and win the category, I believe, in the most efficient way possible, and use our dollars in the most efficient way on behalf of every shareholder.

Marlena Haddad

Definitely. And you also currently operate in about 20 different countries. So are you planning on more international expansion or primarily attacking whitespace where you already are?

Nate Morris

Well, I think the most exciting thing about garbage, and I get very excited about garbage, is it’s everywhere. Everybody’s got it. And this is a $2 trillion global category. So as I tell people, we only have to be a little bit right to build a massive company. I think our model travels incredibly well.

Remember, we’re not having to move big trucks and big equipment. This is a product play. And so this is the same way that other great product companies and platform companies have grown, like Salesforce or like Oracle, around the world. This is very, very efficient for us to be able to take our products and our technology and our view of the world and really this new standard that’s been created for the waste space through the discipline of technology, to really any facet of the world very, very quickly.

Nick Clayton

Great. And moving a little bit over to the transaction side of things. How did Rubicon decide to opt for a SAPC deal rather than additional private rounds or an IPO?

Nate Morris

Well, as the founder and CEO, I’ve seen a lot of different phases of the business that we continue to grow. And I started this company with $10,000 on a credit card. And I like to tell people that story because we started very humbly outside of Silicon Valley, in the heartland of America. We’ve always raised money from very interesting people, from tech, from private equity, from institutions.

But as we began to see sort of the next phase of Rubicon, we first determined that Rubicon would be a terrific public company and should be a public company. Waste has always done well as a category. Technology, as we know typically does well, particularly disruptive technology, and that creates a new category of being in the market. And that’s certainly what Rubicon has done. So for those reasons, we got very excited about the promise of becoming public.

The SPAC seemed right for us because it was a time efficient, it was cost effective, and we found a really terrific group of partners that had all been founders themselves. They built billion dollar plus businesses, many of them. They came from great companies like Toast, which has done very, very well as a public company. So we were excited to work with them, because we thought that they certainly added lots of growth, expertise, market expertise. Many of the folks in this SPAC had been public before or were part of public companies as board members. So this seemed like the right place for us.

And I also think, because of our M&A growth story, that this is something that as we look forward, getting credit for what’s going to happen next year and the following year, was very important for us, because I think that we’d be leaving a lot of value on the table by just being judged on the business where we are today. Because we have a significant moat that we’ve built with our long-term contracts, with our customers. And I think we have really the space to ourself for a very long time. And I think the market gets very excited about that, but that certainly should be reflected, as we begin to listen as we think about becoming a public business.

Nick Clayton

Yeah. And you touched upon it a bit there already, but I didn’t want to get into just sort of your thoughts in terms of, it’s been a pretty wild year in terms of the SPAC market with a lot of SPACs out there. And so I mean, when you were kind of assessing all these different options, were you getting tons of calls from SPACs? And just sort of how did the Founder SPAC team stand out to you? And what were sort of the things that really hammered home that they will be bringing some lasting value for you?

Nate Morris

Well, obviously, first and foremost, I’ll say, it’s very difficult to bet against garbage. No matter what’s happening in the Ukraine, no matter what the current stock market situation is, or what the Fed’s doing, garbage is still going to move. And we have the ability to be able to showcase the market that this is a great place to park investment dollars, because this is a resilient category, a category that’s protected under long term contract and has all the makings an upside of some of the great growth businesses that technology’s produced over the last several years.

So I think we have all the makings of something really incredible. But this was a deal that came together very, very quickly. We liked the team. There was great energy, great connection points, and I think the trust was there, just through multiple different relationships. But I think we shared a vision that waist was a category that was long overdue to be reimagined, and that it needed to be public. And we had the opportunity to really offer a very distinct choice to the market. You can go the status quo way, or you can go in this new digital direction.

And I think systemically, if we look across the economy, digital versus asset, heavy, or brick and mortar, digital is going to win every time in any category. And we have the same premise with waste. And so the speed to market was there with this group. And I think the urgency to get this deal to market, that was very, very important to us. But I think the category traditionally does well. If you look at waste stocks, now they’ve been holding very steadily, but we have all the makings of the category, but with the upside of the growth that you see, that’s eye popping for the space, 20 plus percent year over year. And I think the market, hopefully, will get very excited about that.

The last thing I’ll point out is that one of the largest waste companies in the world was founded by Wayne Huizenga, who also started Blockbuster Video. So this was a category--remember, many of these waste stocks that are public today, were started prior to the inception of the internet. So we are yet to see a generational move in the waste category. And Rubicon is that first public generational move to the new world of technology and product. And I think that’s very, very powerful. And so to get this company out the door, get it listed, I think was very, very important, because I think once that enthusiasm happens, we’re able to really produce great things for our shareholders in the market.

Nick Clayton

Totally. And I think it’s always important to I think point out that Rubicon and Founder SPAC were able to pull together a sizable pipe as well before the pipe market got considerably more difficult and it matters, not just what that money is like, but where it’s coming from. And it includes investments, at your pipe from Palantir, and the New Zealand’s Super Fund, which could stand to be strategic. What benefits do you see their investments providing you, beyond just the capital infusion itself?

Nate Morris

Yeah, I think the New Zealand Super Fund has obviously been an anchor investor of ours for many years. And I think this is a testament to someone who knows the business better than anyone and continues to bet big on the business in the pipe. The same with the private equity firm that’s involved as well, from Mexico. Those two entities have been in this business for over five years, or coming up on five years from New Zealand, and over five years for the PE Shop.

But they’ve invested lots of capital, they know this better business better than anyone, any investor that might be out there. They’re very, very sophisticated. They have high standards on all their diligence that they have to do for their committees. And so I think this speaks volumes for the potential and they continue to bet big on Rubicon, because of its past performance, but also because of its resiliency, regardless of what’s going on around the world.

I think the Palantir relationship is going to be a really terrific one to collaborate on how we use data, to look at everything from environmental reporting, to be able to extract insights from waste. Remember, waste tells a great story about you, about your business. It really encapsulates everything that you’re spending your time and your money doing. So I think the data potential, long-term working with Palantir to really harvest aspects of supply chain and how we can reimagine city infrastructure.

Thinking about that garbage truck as really being an opportunity not just to pick up waste or recycling material, but as it’s rolling down the street, let’s get insights into road and street conditions. Let’s find those abandoned lots that are not getting picked up in city surveys. Let’s be the eyes and ears for county and city executives, for mayors as well. So the opportunity to collect data, I think, is very, very unique. And I think that’s what got Palantir very excited. And obviously we’re enthusiastic about the partnership.

Marlena Haddad

Definitely. And what would you say is the advantage that you’re most excited to leverage from being a publicly traded company?

Nate Morris

Well, I think first and foremost, as the founder, I’m very proud to offer the opportunity for anyone to buy into Rubicon. I’m very excited to offer that to Main Street America, that they can be part of a technology business that’s, I believe, reflective of most of the country in the way that they see the environmental movement, that it should be driven by business and free markets. And that through a great business, you can solve a really big problem like garbage that really nobody wants to talk about.

I think the Sopranos talk more about garbage than maybe some of our own public officials about some of the challenges we have related to it. And I think also from an M&A perspective, being public is going to help us get access to more deals, to show what a great currency we have to offer to some of the targets that we’re talking to. And we want them to join the Rubicon team and to continue to drive this business to get to full scale.

Marlena Haddad

Great. And so how do you see technology within the sustainability sector evolving in the near future? And what do you think is the most exciting new thing that’s coming ahead for your corner of the industry?

Nate Morris

Look, technology, its initial purpose, if you think about technology through the generations, whether you’re inventing the light bulb, or the Model T, or a product or an iPhone, it’s all designed to solve problems for people. And I think that Rubicon is a great example of how technology really works to solve a big problem, which is garbage. And technology wasn’t meant to spy on you, or to compromise your security, or make you feel unsafe, like many of the tech companies have done over the years. We’re here to solve a big problem of garbage, and I think that that’s reflected in all of our IP that we’ve secured. We have over 50 patents, and we’ve been very, very active in this space in securing what we believe the future could and should look like in the waste space.

I think even using things like computer vision and image technology, to understand how material is flowing through supply chains. We say at Rubicon, that waste is a design flaw. So if you’re producing a lot of garbage, maybe you’re not packaging as efficiently as you could, maybe you could save money if you did things a certain way, and not use all that stuff. And these are the insights that we’re getting by looking at the back of business, and then being able to show the customer and say, if you do this or do this, you have the opportunity to save lots of money, have less of an environmental footprint, possibly save energy.

And so these are things that are very accretive. And that’s what I’m most proud of, is the solution that we’re offering to businesses, that it’s found money, it’s found time. It’s not wasting human capital on solving monotonous problems that could have been solved years and years ago with the right products and technology. So it’s really all those factors that I think are driving a new way a new standard, and a reimagination in the category that I think get people really excited.

Marlena Haddad

Definitely. And then lastly, could you give our listeners an update on where things stand in the timeline of the transaction?

Nate Morris

Yeah, great question. Obviously, over the last few weeks, we have been working with our teams to drive toward that listing. I believe the listing will be in the coming weeks. I think we’re very, very close. And obviously very enthusiastic for the listing and to be able to offer up Rubicon to the public and to share in our vision and build a great company.

Nick Clayton

Great. Well, Nate, I’m not sure I’ve ever heard anyone make garbage sound quite as exciting as you have made it here. It’s been a great discussion. I’m definitely far more interested in this, both the sector and just Rubicon’s trajectory moving forward. It’s going to be fascinating to watch how you guys continue to roll all of this out. And thanks so much for being on.

Nate Morris

Oh, it’s been my pleasure.